Semiannual Report

DECEMBER 31, 2008

Waddell & Reed Advisors Asset Strategy Fund



CONTENTS

President's Letter

December 31, 2008



DEAR SHAREHOLDER:

Not since the 1930s have investors faced so many challenges. A severe global credit crunch took hold this past calendar year as commodity prices collapsed. The financial sector faced extreme stress as the country's largest savings and loan, its largest insurer, its two largest mortgage providers, its largest brokerage firm and a leading commercial bank all either were the subject of a takeover, government bailout or failure.

Since June 2008, confidence has been shaken in equity and corporate bond markets around the globe, and mutual fund returns of the past year reflect the emotional insecurity that comes with hard times and recession. One encouraging sign is that it appeared to us that the equity market's long process of forming a bottom may have begun in late autumn. Also, in some parts of the fixed-income market, there were tremendous rallies in late 2008. Most occurred in government-supported securities, where the U.S. government either slashed rates or had indicated or purchased securities bonds through the Federal Reserve or the U.S. Treasury. Enclosed is our report on your Waddell & Reed Advisors equity funds' operations for the six-month period ended Dec. 31, 2008. For the same six-month period, the Standard & Poor's 500 Index dropped 22.56 percent.

A need for global leadership

We believe that today's U.S. government safety nets and financial safeguards – including the Fed, deposit insurance on bank accounts, unemployment insurance, municipal bond default insurance and social security – are likely to help cushion the effects of the economic downturn that our country now faces. However, the scope of the current financial crisis is global, and this is a new phenomenon. It will likely test whether we are becoming one world that can act together for the common good, or one where national trade supremacy, resource hoarding or parochial political interests take precedence. We are encouraged by the new Obama administration's swift steps to build a team that we hope can learn from the many lessons of history and take additional action to revive economic growth and restore investor faith.

As shown in the Economic Snapshot table that accompanies this letter, the U.S. economy at Dec. 31, 2008 is not in as good as shape as it was six months earlier. The unemployment rate is higher. The economy is shrinking. For consumers, the good news is that inflation is much lower and oil prices are less than a third what they were six months ago. Mortgage rates are also lower, and could be headed further down.

Economic Snapshot		
	12-31-2008	6-30-2008
U.S. unemployment rate	7.20%	5.50%
Inflation (U.S. Consumer Price Index)	0.10%	5.00%
U.S. GDP	−3.80%	1.90%
30 year fixed mortgage rate	5.10%	6.45%
Oil price per barrel	$44.60	$140.00

Source: Bloomberg, U.S. Department of Labor

All government statistics shown are subject to periodic revision.

The U.S. Consumer Price Index is the government's measure of the change in the retail cost of goods and services. Gross domestic product measures year-over-year changes in the output of goods and services. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

We believe that the investing and economic climate will get better in time, although not right away. With perseverance, initiative and ingenuity, we believe the strengths of our nation's character will surface and prosperity will be restored. In this uncertain environment, we believe a very strong effort to manage risk is paramount. With that approach in mind, we will strive to earn your continued confidence.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Fund, and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Illustration of Fund Expenses

ASSET STRATEGY FUND

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2008.

Actual Expenses

The first line for each share class in the following table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class in the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Fund Expenses

For the Six Months Ended December 31, 2008	Beginning Account Value 6-30-08	Ending Account Value 12-31-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 740.10	1.17%	$ 5.13
Class B	$1,000	$ 736.40	2.04%	$ 8.94
Class C	$1,000	$ 736.90	1.98%	$ 8.68
Class Y	$1,000	$ 740.80	0.87%	$ 3.83
Based on 5% Return[2]				
Class A	$1,000	$1,019.31	1.17%	$ 5.96
Class B	$1,000	$1,014.91	2.04%	$10.38
Class C	$1,000	$1,015.21	1.98%	$10.08
Class Y	$1,000	$1,020.81	0.87%	$ 4.45

*Fund Expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 184 days in the six-month period ended December 31, 2008, and divided by 365.

(1) This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2) This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF ASSET STRATEGY FUND

Portfolio Highlights

On December 31, 2008, Waddell & Reed Advisors Asset Strategy Fund had net assets totaling $2,411,134 (in thousands) invested in a diversified portfolio of:

38.32%	Cash and Cash Equivalents
20.14%	Domestic Common Stocks
17.12%	Foreign Common Stocks
16.86%	Bullion
3.68%	Domestic Corporate Debt Securities
1.45%	United States Government and Government Agency Obligations
1.37%	Foreign Corporate Debt Securities
0.89%	Municipal Bonds – Tax Exempt
0.17%	Senior Loans

As a shareholder of the Fund, for every $100 you had invested on December 31, 2008, your Fund was invested by industry and geographic region, respectively, as follows:

Asset Allocation



Stocks	**$37.26**
Information Technology	$13.06
Financials	$ 7.67
Health Care	$ 5.29
Consumer Staples	$ 4.19
Consumer Discretionary	$ 3.18
Materials	$ 2.48
Energy	$ 1.39
Bullion	**$16.86**
Bonds	**$ 7.56**
Corporate Debt Securities	$ 5.05
United States Government and Government Agency Obligations	$ 1.45
Municipal Bonds – Tax Exempt	$ 0.89
Senior Loans	$ 0.17
Cash and Cash Equivalents	**$38.32**

Country Weightings



	North America	**$26.41**
	United States	$26.36
	Other North America[1]	$ 0.05
	Bullion	**$16.86**
	Pacific Basin	**$11.85**
	China	$ 5.11
	Japan	$ 3.76
	Other Pacific Basin[2]	$ 2.98
	Europe[3]	$ 4.58
	Bahamas/Caribbean[4]	$ 1.79
	South America[5]	$ 0.19
	Cash and Cash Equivalents	**$38.32**

(1)Includes $0.05 Mexico.

(2)Includes $0.10 Hong Kong, $1.78 South Korea, $0.95 Taiwan and $0.15 Vietnam.

(3)Includes $2.91 Finland, $0.16 Luxembourg, $0.07 Poland, $0.17 Russia, $1.07 Switzerland and $0.20 United Kingdom.

(4)Includes $0.37 Bahamas, $0.07 British Virgin Islands and $1.35 Cayman Islands.

(5)Includes $0.19 Brazil.

The Investments of Asset Strategy Fund

December 31, 2008
(In Thousands)   *(Unaudited)*

COMMON STOCKS	Shares	Value
Biotechnology – 5.29%		
Genentech, Inc. (A)	878	$ 72,790
Gilead Sciences, Inc. (A)	1,070	54,724
		127,514
Communications Equipment – 5.72%		
Nokia Corporation, Series A, ADR	4,504	70,260
QUALCOMM Incorporated	1,888	67,632
		137,892
Computer Hardware – 3.58%		
Hewlett-Packard Company	1,750	63,492
High Tech Computer Corp. (A)(B)	2,272	22,806
		86,298
Diversified Banks – 4.61%		
Industrial and Commercial Bank of China (Asia)		
Limited (A)(B)	209,445	111,198
Diversified Metals & Mining – 1.99%		
Rio Tinto plc (A)(B)	62	1,398
Southern Copper Corporation	2,902	46,602
		48,000
Education Services – 0.85%		
New Oriental Education & Technology Group Inc.,		
ADR (A)	372	20,431
Fertilizers & Agricultural Chemicals – 0.49%		
Monsanto Company	167	11,739
Footwear – 0.72%		
NIKE, Inc., Class B	338	17,227
Home Entertainment Software – 3.76%		
Nintendo Co., Ltd. (B)	238	90,799
Home Improvement Retail – 1.15%		
Home Depot, Inc. (The)	1,205	27,742
Hotels, Resorts & Cruise Lines – 0.46%		
Ctrip.com International, Ltd.	468	11,145

See Notes to Schedule of Investments on pages 22 and 23.

The Investments of Asset Strategy Fund

December 31, 2008
(In Thousands)   *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Integrated Oil & Gas – 1.39%		
Chevron Corporation	455	$ 33,624
Investment Banking & Brokerage – 0.59%		
Goldman Sachs Group, Inc. (The)	168	14,176
Mortgage REITs – 1.25%		
Annaly Capital Management, Inc.	1,895	30,077
Personal Products – 0.51%		
Hengan International Group Company Limited (B)	3,838	12,385
Property & Casualty Insurance – 1.07%		
ACE Limited	490	25,911
Tobacco – 3.68%		
Korea Tobacco & Ginseng Corporation (B)	677	42,805
Philip Morris International Inc.	1,053	45,795
		88,600
TOTAL COMMON STOCKS – 37.11%		**$ 894,758**
(Cost: $993,199)		

INVESTMENT FUNDS – 0.15%		

	Shares	Value
Multiple Industry		
Vietnam Azalea Fund Limited (A)(C)(D)	1,100	**$ 3,553**
(Cost: $6,380)		

CORPORATE DEBT SECURITIES	Principal	
Banking – 0.92%		
Bank of America Corporation,		
7.400%, 1–15–11	$ 500	512
Bank One Corporation,		
5.900%, 11–15–11	850	853
Citigroup Inc.:		
6.000%, 2–21–12	3,400	3,362
5.250%, 2–27–12	3,400	3,295
5.850%, 7–2–13	2,200	2,123

See Notes to Schedule of Investments on pages 22 and 23.

The Investments of Asset Strategy Fund

December 31, 2008
(In Thousands)   *(Unaudited)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Banking (Continued)		
Credit Suisse,		
5.000%, 5–15–13	$3,050	$ 2,935
J.P. Morgan Chase & Co.,		
6.625%, 3–15–12	4,250	4,354
MBNA Corporation,		
7.500%, 3–15–12	3,525	3,628
Russian Standard Bank:		
7.500%, 10–7–10	2,000	753
7.500%, 10–7–10 (E)	950	347
		22,162
Beverage / Bottling – 0.08%		
Coca-Cola Enterprises Inc.,		
7.375%, 3–3–14	1,700	1,867
Biotechnology – 0.04%		
Amgen Inc., Convertible,		
0.125%, 2–1–11	900	865
Building Products – 0.05%		
Desarrolladora Homex, S.A. de C.V.,		
7.500%, 9–28–15	1,600	1,152
Chemicals – 0.10%		
E.I. du Pont de Nemours and Company,		
5.875%, 1–15–14	2,275	2,342
Coal & Consumable Fuels – 0.02%		
Massey Energy Company, Convertible,		
3.250%, 8–1–15	900	418
Computer Hardware – 0.11%		
Hewlett-Packard Company,		
6.125%, 3–1–14	2,550	2,711
Consumer Products / Tobacco – 0.07%		
Central European Distribution Corporation,		
8.000%, 7–25–12 (F)(G).	EUR1,800	1,751

See Notes to Schedule of Investments on pages 22 and 23.

The Investments of Asset Strategy Fund

December 31, 2008
(In Thousands)   *(Unaudited)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Department Stores – 0.14%		
Kohl's Corporation,		
6.300%, 3–1–11	$3,400	$ 3,294
Finance – Other – 0.23%		
American Express Travel Related Services Co., Inc.,		
5.250%, 11–21–11	3,400	3,240
AXA Financial, Inc.,		
7.750%, 8–1–10	2,400	2,390
		5,630
Finance Companies – 0.16%		
C5 Capital (SPV) Limited,		
6.196%, 12–31–49 (E)	3,750	1,724
Toyota Motor Credit Corporation,		
6.440%, 1–18–15 (H)	2,400	2,134
		3,858
Food Processors – 0.02%		
Sara Lee Corporation,		
3.875%, 6–15–13	500	432
Gas – Pipelines – 0.14%		
Enterprise Products Operating LLC,		
9.750%, 1–31–14	3,400	3,462
Home Improvement Retail – 0.16%		
Home Depot, Inc. (The):		
4.625%, 8–15–10	850	841
5.200%, 3–1–11	3,265	3,175
		4,016
Investment Banking & Brokerage – 0.91%		
Goldman Sachs Group, Inc. (The):		
5.300%, 2–14–12	1,000	944
5.700%, 9–1–12	4,250	4,052
5.450%, 11–1–12	850	811
5.250%, 10–15–13	850	781
5.150%, 1–15–14	2,140	1,927
Merrill Lynch & Co., Inc.:		
4.250%, 2–8–10	2,550	2,492
6.050%, 8–15–12	1,000	987
6.050%, 5–16–16	850	795

See Notes to Schedule of Investments on pages 22 and 23.

The Investments of Asset Strategy Fund

December 31, 2008
(In Thousands)

(Unaudited)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Investment Banking & Brokerage (Continued)		
Morgan Stanley:		
4.000%, 1–15–10	$2,225	$ 2,160
5.050%, 1–21–11	3,400	3,266
5.300%, 3–1–13	520	472
4.750%, 4–1–14	850	648
Morgan Stanley Dean Witter & Co.,		
6.750%, 4–15–11	2,550	2,509
		21,844
Machinery – 0.11%		
Caterpillar Inc.,		
7.000%, 12–15–13	2,550	2,747
Metals / Mining – 0.14%		
Vedanta Resources plc,		
6.625%, 2–22–10 (E)	3,900	3,393
Oil & Gas Exploration & Production – 0.07%		
XTO Energy Inc.,		
7.500%, 4–15–12	1,750	1,730
Paper / Forest Products – 0.04%		
Sino-Forest Corporation,		
9.125%, 8–17–11 (E)	1,325	1,060
Property & Casualty Insurance – 0.03%		
St. Paul Companies, Inc. (The),		
8.125%, 4–15–10	640	655
Railroads – 0.03%		
Kansas City Southern Railway Company (The),		
7.500%, 6–15–09	630	632
Retail Stores – 0.06%		
Dollar General Corporation,		
11.875%, 7–15–17	1,700	1,454
Service – Other – 0.03%		
Expedia, Inc.,		
8.500%, 7–1–16 (E)	850	633

See Notes to Schedule of Investments on pages 22 and 23.

The Investments of Asset Strategy Fund

December 31, 2008
(In Thousands)   *(Unaudited)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Steel – 0.20%		
Evraz Group S.A.:		
8.875%, 4–24–13 (E)	$8,000	$ 4,080
8.250%, 11–10–15	1,500	735
		4,815
Technology – 0.22%		
L–3 Communications Corporation:		
7.625%, 6–15–12	1,360	1,329
6.125%, 7–15–13	680	626
SunGard Data Systems Inc.,		
10.250%, 8–15–15	1,700	1,122
Xerox Corporation:		
6.875%, 8–15–11	1,190	1,029
6.400%, 3–15–16	850	663
6.750%, 2–1–17	850	617
		5,386
Trading Companies & Distributors – 0.10%		
Noble Group Limited:		
8.500%, 5–30–13	2,500	1,750
8.500%, 5–30–13 (F)	800	552
		2,302
Transportation – Other – 0.36%		
Ultrapetrol (Bahamas) Limited,		
9.000%, 11–24–14	13,500	8,809
Utilities – 0.19%		
CESP – Companhia Energetica de Sao Paulo,		
9.750%, 1–15–15 (F)(G).	BRL14,000	4,635
Wireless Telecommunication Service – 0.32%		
Open Joint Stock Company "Vimpel-Communications",		
8.000%, 2–11–10	$2,450	2,238
Sprint Capital Corporation,		
6.375%, 5–1–09	1,800	1,789
Verizon Wireless Capital LLC,		
7.375%, 11–15–13 (F)	3,400	3,587
		7,614
TOTAL CORPORATE DEBT SECURITIES – 5.05%		**$ 121,669**
(Cost: $137,341)		

See Notes to Schedule of Investments on pages 22 and 23.

The Investments of Asset Strategy Fund

December 31, 2008
(In Thousands)   *(Unaudited)*

MUNICIPAL BONDS	Principal	Value
District Of Columbia – 0.15%		
District of Columbia, University Revenue Bonds (Georgetown University Issue), 5.500%, 4–1–36	$3,500	$ 3,536
Florida – 0.07%		
Miami-Dade County Industrial Development Authority, Solid Waste Disposal Revenue Bonds (Waste Management Inc. of Florida Project), Series 2008, 5.400%, 8–1–23	1,765	1,681
New York – 0.07%		
The Port Authority of New York and New Jersey, Consolidated Bonds, One Hundred Fifty-Second Series, 5.750%, 11–1–30	1,750	1,617
Ohio – 0.17%		
Ohio Air Quality Development Authority, State of Ohio, Air Quality Revenue Bonds (Ohio Power Company Project), Series 2008A, 7.125%, 6–1–41	3,969	3,969
Texas – 0.25%		
Alliance Airport Authority, Inc., Special Facilities Revenue Refunding Bonds, Series 2007 (American Airlines, Inc. Project), 5.250%, 12–1–29	8,820	2,838
Frisco Independent School District (Collin and Denton Counties, Texas), Unlimited Tax School Building Bonds, Series 2008A, 6.000%, 8–15–38	1,750	1,845
Port of Houston Authority of Harris County, Texas, Unlimited Tax Refunding Bonds, Series 2008A, 5.625%, 10–1–38	1,750	1,555
		6,238

See Notes to Schedule of Investments on pages 22 and 23.

The Investments of Asset Strategy Fund

December 31, 2008
(In Thousands)   *(Unaudited)*

MUNICIPAL BONDS (Continued)	Principal	Value
West Virginia – 0.18%		
West Virginia Economic Development Authority, Solid Waste Disposal Facilities Revenue Bonds (Appalachian Power Company – Amos Project), Series 2008E, 7.125%, 12–1–38	$4,410	$ 4,410
TOTAL MUNICIPAL BONDS – 0.89%		$ 21,451
(Cost: $20,765)		
SENIOR LOANS		
Health Care Facilities / Supplies – 0.04%		
HCA Inc., 3.709%, 11–18–13 (H)	1,358	1,059
Service – Other – 0.08%		
Education Management LLC, 3.250%, 6–1–13	2,949	1,823
Utilities – 0.05%		
Energy Future Competitive Holdings Company and Texas Competitive Electric Holdings Company, LLC, 5.368%, 10–10–14 (H)	1,700	1,172
TOTAL SENIOR LOANS – 0.17%		$ 4,054
(Cost: $4,400)		
UNITED STATES GOVERNMENT AGENCY OBLIGATIONS		
Agency Obligations – 0.09%		
Federal National Mortgage Association, 2.875%, 12–11–13	2,275	2,330
Mortgage-Backed Obligations – 0.48%		
Federal Home Loan Mortgage Corporation Agency REMIC/CMO (Interest Only): (I)		
5.500%, 9–15–17	2,964	232
5.000%, 11–15–17	1,479	123
5.000%, 4–15–19	1,804	153
5.000%, 4–15–19	886	71
5.000%, 7–15–21	746	11
5.000%, 11–15–22	1,071	78
5.000%, 1–15–23	17	–*

See Notes to Schedule of Investments on pages 22 and 23.

The Investments of Asset Strategy Fund

December 31, 2008
(In Thousands)   *(Unaudited)*

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal Home Loan Mortgage Corporation Agency		
REMIC/CMO (Interest Only): (I) (Continued)		
5.500%, 3–15–23	$2,042	$ 272
5.000%, 4–15–23	488	11
5.000%, 5–15–23	1,633	130
5.000%, 8–15–23	1,254	112
5.500%, 11–15–23	2,731	33
5.500%, 11–15–23	1,258	22
5.000%, 9–15–24	1,615	42
5.500%, 9–15–24	732	18
5.500%, 4–15–25	356	25
5.500%, 4–15–25	513	18
5.000%, 9–15–25	3,101	74
5.500%, 10–15–25	7,174	961
5.000%, 4–15–26	3,383	102
5.000%, 10–15–28	2,054	146
5.500%, 2–15–30	1,062	79
5.000%, 8–15–30	1,832	94
5.500%, 3–15–31	1,531	126
5.500%, 10–15–32	4,644	531
5.500%, 5–15–33	3,485	400
6.000%, 11–15–35	2,437	303
Federal National Mortgage Association Agency		
REMIC/CMO (Interest Only): (I)		
5.500%, 11–25–17	1,027	24
5.000%, 5–25–22	962	73
5.000%, 7–25–23	9,306	1,129
5.000%, 8–25–23	2,822	240
5.000%, 11–25–23	2,370	228
5.500%, 9–25–25	561	11
5.500%, 11–25–25	1,637	26
5.000%, 9–25–30	3,989	338
5.500%, 6–25–33	2,427	328
5.500%, 8–25–33	5,537	603
5.500%, 12–25–33	4,117	411
5.500%, 4–25–34	6,414	719
5.500%, 11–25–36	6,895	851

See Notes to Schedule of Investments on pages 22 and 23.

The Investments of Asset Strategy Fund

December 31, 2008
(In Thousands)   *(Unaudited)*

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Government National Mortgage Association Agency		
REMIC/CMO (Interest Only): (I)		
5.000%, 1–20–30	$3,391	$ 200
5.000%, 6–20–31	3,639	285
5.500%, 3–20–32	2,738	337
5.000%, 7–20–33	945	82
5.500%, 11–20–33	3,684	455
5.500%, 6–20–35	2,513	283
5.500%, 7–20–35	1,846	208
5.500%, 7–20–35	1,690	194
5.500%, 10–16–35	2,665	316
		11,508
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.57%		**$ 13,838**
(Cost: $19,404)		

UNITED STATES GOVERNMENT OBLIGATIONS – 0.88%

Treasury Obligations	Principal	Value
Treasury Obligations		
United States Treasury Bonds,		
4.500%, 5–15–38 (J)	15,650	**$ 21,360**
(Cost: $16,276)		

BULLION – 16.86%	Troy Ounces	Value
Gold	462	**$ 406,484**
(Cost: $362,593)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 31.69%		
Alcoa Incorporated:		
6.450%, 1–5–09	$5,000	4,996
5.350%, 1–12–09	8,000	7,987
6.550%, 2–12–09	9,000	8,931
6.450%, 3–17–09	10,000	9,866

See Notes to Schedule of Investments on pages 22 and 23.

The Investments of Asset Strategy Fund

December 31, 2008
(In Thousands)   *(Unaudited)*

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
American Honda Finance Corp.:		
1.150%, 2–3–09	$ 7,000	$ 6,993
1.000%, 2–26–09	7,835	7,823
1.150%, 3–6–09	20,000	19,959
1.750%, 3–10–09	6,000	5,980
AT&T Inc.:		
0.200%, 1–29–09	8,500	8,499
1.100%, 2–4–09	4,000	3,996
Avon Capital Corp. (Avon Products, Inc.),		
0.500%, 1–13–09	10,000	9,998
Bemis Company, Inc.:		
0.300%, 1–6–09	5,750	5,750
1.270%, 1–26–09	3,000	2,997
BP p.l.c.,		
2.100%, 3–11–09	1,000	1,000
Clorox Co.:		
3.250%, 1–5–09	6,692	6,690
3.500%, 1–13–09	7,000	6,992
2.250%, 1–28–09	5,730	5,720
2.850%, 1–30–09	4,000	3,991
3.000%, 2–13–09	5,000	4,982
ConAgra Foods, Inc.,		
4.250%, 1–6–09	7,000	6,996
Credit Suisse Group, New York Branch:		
3.700%, 1–20–09	17,000	16,967
1.950%, 2–27–09	5,000	4,985
CVS Caremark Corporation:		
5.500%, 1–20–09	15,864	15,818
5.500%, 1–27–09	2,128	2,120
CVS Corp.,		
6.440%, 5–28–09	24,200	23,564
Deere (John) Capital Corporation:		
2.300%, 2–27–09	10,000	9,964
2.300%, 2–27–09	8,900	8,868
Diageo Capital plc (Diageo plc),		
5.500%, 1–21–09	400	399
General Electric Capital Corporation (Federal Deposit		
Insurance Corporation),		
1.450%, 4–2–09 (K)	8,000	7,971
General Mills, Inc.:		
5.000%, 2–12–09	8,877	8,825
4.750%, 2–13–09	7,000	6,960
4.750%, 2–20–09	7,500	7,450

See Notes to Schedule of Investments on pages 22 and 23.

The Investments of Asset Strategy Fund

December 31, 2008
(In Thousands)   *(Unaudited)*

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
Goldman Sachs Group, Inc. (The),		
0.250%, 1–16–09	$ 8,000	$ 7,999
Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.):		
5.000%, 1–14–09	6,500	6,488
4.600%, 1–22–09	5,300	5,286
5.000%, 1–28–09	2,500	2,491
4.020%, 1–29–09	7,000	6,978
4.950%, 1–30–09	4,000	3,984
5.200%, 1–30–09	5,993	5,968
Hewlett-Packard Company:		
0.600%, 3–5–09	5,000	4,995
0.450%, 3–6–09	20,000	19,984
ITT Corporation:		
6.000%, 1–5–09	21,861	21,846
6.450%, 1–20–09	10,000	9,966
6.550%, 3–20–09	4,300	4,239
6.500%, 3–27–09	10,000	9,846
Kellogg Co.:		
4.500%, 1–16–09	5,000	4,991
4.220%, 1–21–09	6,000	5,986
4.050%, 1–30–09	3,000	2,990
4.150%, 1–30–09	3,000	2,990
4.300%, 2–20–09	6,500	6,461
Kimberly-Clark Corporation,		
0.450%, 2–10–09	7,440	7,436
Kitty Hawk Funding Corp.:		
0.300%, 1–9–09	15,114	15,113
0.410%, 2–3–09	12,614	12,609
0.800%, 2–17–09	4,500	4,495
0.350%, 2–18–09	3,681	3,679
0.750%, 3–17–09	30,000	29,953
Kraft Foods Inc.:		
2.850%, 1–8–09	2,000	1,999
2.900%, 1–12–09	4,000	3,996
3.000%, 1–12–09	7,000	6,994
1.750%, 1–30–09	8,500	8,488
L'Oreal USA, Inc.,		
2.280%, 1–20–09	5,000	4,994
McCormick & Co. Inc.:		
1.450%, 1–23–09	7,000	6,994
1.420%, 2–19–09	6,782	6,769
1.650%, 2–27–09	5,000	4,987

See Notes to Schedule of Investments on pages 22 and 23.

The Investments of Asset Strategy Fund

December 31, 2008
(In Thousands)   *(Unaudited)*

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
Merrill Lynch & Co., Inc. (Federal Deposit		
Insurance Corporation),		
2.290%, 1–21–09 (K)	$35,000	$ 34,955
2.290%, 1–22–09 (K)	12,000	11,984
NIKE, Inc.:		
2.100%, 1–22–09	4,000	3,995
1.150%, 2–23–09	2,000	1,997
Nokia Corp.:		
3.050%, 1–16–09	5,253	5,246
2.100%, 3–25–09	30,000	29,855
Procter & Gamble International Funding S.C.A.		
(Procter & Gamble Company (The)),		
1.100%, 3–3–09	4,000	3,992
Sara Lee Corporation:		
1.000%, 1–9–09	9,000	8,998
1.950%, 1–13–09	3,000	2,998
3.000%, 1–20–09	10,000	9,984
Siemens Capital Corp.,		
0.150%, 1–8–09	10,000	10,000
Societe Generale N.A. Inc.:		
2.280%, 4–7–09	7,000	6,957
2.000%, 5–11–09	19,000	18,863
Staples, Inc.:		
6.250%, 1–15–09	10,000	9,976
6.250%, 2–27–09	25,000	24,753
Unilever Capital Corporation:		
0.600%, 3–30–09	5,000	4,993
0.700%, 4–13–09	7,000	6,986
0.700%, 4–14–09	6,000	5,988
Volkswagen of America Inc.:		
6.100%, 1–5–09	2,500	2,498
6.400%, 1–15–09	20,000	19,950
6.150%, 1–27–09	5,031	5,009
6.350%, 1–28–09	18,000	17,914
6.150%, 1–29–09	10,013	9,965
		763,887
Notes – 0.29%		
Credit Suisse First Boston (USA), Inc,		
4.700%, 6–1–09	7,000	6,996

See Notes to Schedule of Investments on pages 22 and 23.

The Investments of Asset Strategy Fund

December 31, 2008
(In Thousands)   *(Unaudited)*

SHORT-TERM SECURITIES (Continued)	Principal	Value
United States Government Obligations – 6.74%		
United States Treasury Bills:		
2.100%, 1–2–09	$20,000	$ 19,999
2.110%, 1–2–09	15,000	14,999
2.040%, 1–8–09	15,000	14,994
1.910%, 1–29–09	15,000	14,978
1.920%, 2–5–09	15,000	14,972
1.910%, 2–12–09	30,000	29,933
1.910%, 2–19–09	30,000	29,922
1.900%, 2–26–09	11,000	10,967
0.950%, 7–30–09	12,000	11,933
		162,697
TOTAL SHORT-TERM SECURITIES – 38.72%		**$ 933,580**
(Cost: $933,580)		
TOTAL INVESTMENT SECURITIES – 100.40%		**$2,420,747**
(Cost: $2,493,938)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.40%)		**(9,613)**
NET ASSETS – 100.00%		**$2,411,134**

Notes to Schedule of Investments

The following forward currency contracts were outstanding at December 31, 2008:

Type	Currency	Principal Amount Covered by Contract	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Brazilian Real	99,100	2–3–09	$ –	$ 819
Buy	British Pound	2,944	4–8–09	–	128
Sell	British Pound	5,566	1–12–09	2,706	–
Sell	British Pound	52,000	4–30–09	5,147	–
Sell	British Pound	57,500	9–4–09	15,877	–
Sell	Euro	25,400	4–30–09	–	3,546
Sell	Euro	41,000	10–8–09	–	394
Buy	Japanese Yen	5,576,443	10–8–09	5,673	–
Sell	New Taiwan Dollar	345,300	2–4–09	–	74
Sell	South Korean Won	59,100,000	1–28–09	–	5,251
Buy	United Arab Emirates Dirham	128,200	3–11–10	–	2,280
Buy	United Arab Emirates Dirham	32,200	3–24–10	–	677
				$29,403	$13,169

*Not shown due to rounding as amount is less than 500.

(A)No dividends were paid during the preceding 12 months.

(B)Listed on an exchange outside the United States.

The Investments of Asset Strategy Fund

December 31, 2008
(In Thousands)   *(Unaudited)*

Notes to Schedule of Investments (Continued)

(C) Illiquid restricted security. At December 31, 2008, the following restricted security was owned:

Security	Acquisition Date	Shares	Cost	Market Value
Vietnam Azalea Fund Limited	6–14–07	1,100	$6,380	$3,553

The total value of this security represented approximately 0.15% of net assets at December 31, 2008.

(D) Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities. The Fund and other mutual funds managed by its investment manager, Waddell & Reed Investment Management Company, or other related parties together own 30% of the outstanding shares of this security at December 31, 2008.

(E) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Directors. At December 31, 2008, the total value of these securities amounted to $11,237 or 0.47% of net assets.

(F) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Directors. At December 31, 2008, the total value of these securities amounted to $10,525 or 0.44% of net assets.

(G) Principal amounts are denominated in the indicated foreign currency, where applicable (BRL – Brazilian Real and EUR – Euro).

(H) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2008.

(I) Amount shown in principal column represents notional amount for computation of interest.

(J) Securities serve as collateral for the following open futures contracts at December 31, 2008:

Description	Type	Expiration Date	Number of Contracts	Market Value	Unrealized Appreciation
Hang Seng H-Shares Index	Long	1–29–09	—*	$9,280	$46

(K) Security is fully guaranteed by the Federal Deposit Insurance Corporation for both interest and principal under the Debt Guarantee Program of the Temporary Liquidity Guarantee Program.

The following acronyms are used throughout this portfolio:
ADR = American Depositary Receipts
CMO = Collateralized Mortgage Obligation
REMIC = Real Estate Mortgage Investment Conduit

Country Diversification
(as a % of net assets)

United States	79.71%
China	5.11%
Finland	4.37%
Japan	3.76%
Other+	7.05%

+Includes other assets and liabilities

See Accompanying Notes to Financial Statements.

Statement of Assets and Liabilities

ASSET STRATEGY FUND
December 31, 2008
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investments – at value:	
Securities (cost – $2,124,965)	$2,010,710
Bullion (cost - $362,593)	406,484
Affiliated companies (cost $6,380)	3,553
	2,420,747
Cash	1,226
Cash denominated in foreign currencies (cost – $4,171).	4,078
Unrealized appreciation on forward currency contracts	29,403
Receivables:	
Investment securities sold	18,676
Dividends and interest.	6,404
Fund shares sold.	4,836
Prepaid and other assets	180
Total assets	2,485,550
LIABILITIES	
Payable for investment securities purchased	52,391
Unrealized depreciation on forward currency contracts	13,169
Payable to Fund shareholders	7,424
Accrued shareholder servicing.	633
Accrued distribution and service fees.	456
Payable for variation margin	63
Accrued management fee	43
Accrued accounting services fee	22
Other	215
Total liabilities.	74,416
Total net assets	$2,411,134

See Accompanying Notes to Financial Statements.

Statement of Assets and Liabilities *(Continued)*

ASSET STRATEGY FUND
December 31, 2008
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 3,474
Additional paid-in capital	2,984,479
Accumulated loss:	
Accumulated net investment loss	(12,922)
Accumulated net realized loss on investment transactions	(503,862)
Net unrealized depreciation in value of investments.	(60,035)
Net assets applicable to outstanding units of capital.	$2,411,134
Net asset value per share (net assets divided by shares outstanding):	
Class A	$6.95
Class B	$6.84
Class C	$6.85
Class Y.	$6.97
Capital shares outstanding:	
Class A	314,053
Class B	17,067
Class C	11,158
Class Y.	5,155
Capital shares authorized	1,000,000

See Accompanying Notes to Financial Statements.

Statement of Operations

ASSET STRATEGY FUND
For the Six Months Ended December 31, 2008
(In Thousands)   *(Unaudited)*

INVESTMENT INCOME

Income:

Interest and amortization (net of foreign withholding taxes of $99)	$ 21,772
Dividends (net of foreign withholding taxes of $384)	12,311
Total income	34,083

Expenses:

Investment management fee	9,502
Distribution and service fees:	
Class A	3,289
Class B	723
Class C	498
Shareholder servicing:	
Class A	2,603
Class B	223
Class C	125
Class Y	31
Custodian fees	441
Accounting services fee	130
Legal fees	68
Audit fees	35
Other	379
Total	18,047
Less expenses in excess of limit	(50)
Total expenses	17,997
Net investment income	16,086

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

Realized net loss on securities	(428,297)
Realized net gain on futures contracts	26,211
Realized net loss on written options	(7,332)
Realized net gain on swap agreements	21
Realized net loss on forward currency contracts	(27,720)
Realized net loss on foreign currency exchange transactions	(25,742)
Realized net loss on investments	(462,859)
Unrealized depreciation in value of securities during the period	(406,136)
Unrealized depreciation in value of affiliated securities during the period . .	(1,232)
Unrealized depreciation in value of futures contracts during the period . . .	(88,503)
Unrealized depreciation in value of forward currency contracts	
during the period	(389)
Unrealized depreciation in value of foreign currency exchange	
transactions during the period	(3,283)
Unrealized depreciation in value of investments during the period	(499,543)
Net loss on investments	(962,402)
Net decrease in net assets resulting from operations	$(946,316)

See Accompanying Notes to Financial Statements.

Statement of Changes in Net Assets

ASSET STRATEGY FUND
(In Thousands)   *(Unaudited)*

	For the six months ended December 31, 2008	For the fiscal year ended June 30, 2008
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 16,086	$ 13,542
Realized net gain (loss) on investments	(462,859)	588,811
Unrealized appreciation (depreciation)	(499,543)	59,585
Net increase (decrease) in net assets resulting from operations	(946,316)	661,938
Distributions to shareholders from:		
Net investment income:		
Class A	(11,528)	(20,673)
Class B	—	—
Class C	—	—
Class Y	(237)	(198)
Realized gains on investment transactions:		
Class A	(545,155)	(143,144)
Class B	(29,867)	(9,546)
Class C	(19,468)	(5,779)
Class Y	(9,225)	(1,036)
	(615,480)	(180,376)
Capital share transactions	462,821	731,788
Total increase (decrease)	(1,098,975)	1,213,350
NET ASSETS		
Beginning of period.	3,510,109	2,296,759
End of period.	$2,411,134	$3,510,109
Accumulated undistributed net investment income (loss)	$ (12,922)	$ 8,500

See Accompanying Notes to Financial Statements.

Financial Highlights

ASSET STRATEGY FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 12-31-08	For the fiscal year ended June 30,				
		2008	2007	2006	2005	2004
Net asset value, beginning of period........	$12.72	$10.59	$10.49	$ 7.80	$6.82	$6.41
Income (loss) from investment operations:						
Net investment income	0.05	0.05	0.12	0.06	0.06	0.04
Net realized and unrealized gain (loss) on investments	(3.43)	2.87	1.45	2.92	1.08	0.44
Total from investment operations...............	(3.38)	2.92	1.57	2.98	1.14	0.48
Less distributions from:						
Net investment income.....	(0.05)	(0.10)	(0.03)	(0.03)	(0.06)	(0.07)
Capital gains	(2.34)	(0.69)	(1.44)	(0.26)	(0.10)	(0.00)
Total distributions............	(2.39)	(0.79)	(1.47)	(0.29)	(0.16)	(0.07)
Net asset value, end of period.............	$ 6.95	$12.72	$10.59	$10.49	$7.80	$6.82
Total return[1]	−25.99%	27.85%	16.77%	38.80%	16.88%	7.49%
Net assets, end of period (in millions)..............	$2,182	$3,178	$2,048	$1,409	$652	$472
Ratio of expenses to average net assets including expense waiver	1.17%[2]	1.15%	1.20%	1.23%	1.33%	1.37%
Ratio of net investment income to average net assets including expense waiver	1.16%[2]	0.53%	1.39%	0.72%	0.88%	0.62%
Ratio of expenses to average net assets excluding expense waiver	1.17%[2][3]	1.15%[3]	1.20%[3]	1.23%[4]	1.33%[4]	1.37%[4]
Ratio of net investment income to average net assets excluding expense waiver	1.16%[2][3]	0.53%[3]	1.39%[3]	0.72%[4]	0.88%[4]	0.62%[4]
Portfolio turnover rate	103%	110%	118%	116%	72%	206%

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) Annualized.
(3) The Fund's waiver provides no impact to the ratios due to rounding.
(4) There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

Financial Highlights

ASSET STRATEGY FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 12-31-08	For the fiscal year ended June 30,				
		2008	2007	2006	2005	2004
Net asset value, beginning of period........	$12.55	$10.43	$10.41	$ 7.78	$6.82	$6.40
Income (loss) from investment operations:						
Net investment income (loss)	0.02	(0.04)	0.05	(0.01)	(0.00)	(0.02)
Net realized and unrealized gain (loss) on investments	(3.40)	2.84	1.41	2.90	1.07	0.44
Total from investment operations...............	(3.38)	2.80	1.46	2.89	1.07	0.42
Less distributions from:						
Net investment income.....	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)*
Capital gains	(2.33)	(0.68)	(1.44)	(0.26)	(0.10)	(0.00)
Total distributions	(2.33)	(0.68)	(1.44)	(0.26)	(0.11)	(0.00)*
Net asset value, end of period............	$ 6.84	$12.55	$10.43	$10.41	$7.78	$6.82
Total return	−26.36%	26.94%	15.73%	37.60%	15.77%	6.63%
Net assets, end of period (in millions).............	$117	$183	$147	$120	$76	$62
Ratio of expenses to average net assets including expense waiver	2.04%[1]	1.99%	2.07%	2.10%	2.22%	2.27%
Ratio of net investment income (loss) to average net assets including expense waiver	0.29%[1]	−0.33%	0.51%	−0.18%	−0.02%	−0.28%
Ratio of expenses to average net assets excluding expense waiver	2.04%[1][2]	1.99%[2]	2.07%[2]	2.10%[3]	2.22%[3]	2.27%[3]
Ratio of net investment income (loss) to average net assets excluding expense waiver	0.29%[1][2]	−0.33%[2]	0.51%[2]	−0.18%[3]	−0.02%[3]	−0.28%[3]
Portfolio turnover rate	103%	110%	118%	116%	72%	206%

*Not shown due to rounding.
(1) Annualized.
(2) The Fund's waiver provides no impact to the ratios due to rounding.
(3) There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

Financial Highlights

ASSET STRATEGY FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 12-31-08	For the fiscal year ended June 30,				
		2008	2007	2006	2005	2004
Net asset value, beginning of period.......	$12.56	$10.44	$10.41	$ 7.78	$6.82	$6.40
Income (loss) from investment operations:						
Net investment income (loss)	0.02	(0.04)	0.05	(0.01)	(0.00)	(0.01)
Net realized and unrealized gain (loss) on investments........	(3.39)	2.85	1.42	2.90	1.07	0.44
Total from investment operations...............	(3.37)	2.81	1.47	2.89	1.07	0.43
Less distributions from:						
Net investment income.....	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)	(0.01)
Capital gains	(2.34)	(0.69)	(1.44)	(0.26)	(0.10)	(0.00)
Total distributions...........	(2.34)	(0.69)	(1.44)	(0.26)	(0.11)	(0.01)
Net asset value, end of period............	$ 6.85	$12.56	$10.44	$10.41	$7.78	$6.82
Total return	−26.31%	26.95%	15.82%	37.60%	15.79%	6.71%
Net assets, end of period (in millions).............	$76	$124	$87	$65	$28	$20
Ratio of expenses to average net assets including expense waiver...........	1.98%[1]	1.95%	2.02%	2.06%	2.18%	2.22%
Ratio of net investment income (loss) to average net assets including expense waiver...........	0.35%[1]	−0.28%	0.56%	−0.11%	0.04%	−0.23%
Ratio of expenses to average net assets excluding expense waiver...........	1.98%[1][2]	1.95%[2]	2.02%[2]	2.06%[3]	2.18%[3]	2.22%[3]
Ratio of net investment income (loss) to average net assets excluding expense waiver...........	0.35%[1][2]	−0.28%[2]	0.56%[2]	−0.11%[3]	0.04%[3]	−0.23%[3]
Portfolio turnover rate	103%	110%	118%	116%	72%	206%

[1] Annualized.
[2] The Fund's waiver provides no impact to the ratios due to rounding.
[3] There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

Financial Highlights

ASSET STRATEGY FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 12-31-08	For the fiscal year ended June 30,				
		2008	2007	2006	2005	2004
Net asset value, beginning of period........	$12.75	$10.61	$10.51	$ 7.80	$6.82	$6.41
Income (loss) from investment operations:						
Net investment income	0.06	0.09	0.12	0.09	0.09	0.07
Net realized and unrealized gain (loss) on investments	(3.44)	2.88	1.47	2.93	1.08	0.44
Total from investment operations...............	(3.38)	2.97	1.59	3.02	1.17	0.51
Less distributions from:						
Net investment income.....	(0.06)	(0.14)	(0.05)	(0.05)	(0.09)	(0.10)
Capital gains	(2.34)	(0.69)	(1.44)	(0.26)	(0.10)	(0.00)
Total distributions	(2.40)	(0.83)	(1.49)	(0.31)	(0.19)	(0.10)
Net asset value, end of period.............	$ 6.97	$12.75	$10.61	$10.51	$7.80	$6.82
Total return	−25.92%	28.31%	17.01%	39.30%	17.33%	7.92%
Net assets, end of period (in millions)..............	$36	$25	$15	$7	$3	$2
Ratio of expenses to average net assets including expense waiver	0.87%[1]	0.89%	0.91%	0.92%	0.94%	0.97%
Ratio of net investment income to average net assets including expense waiver	1.47%[1]	0.81%	1.75%	1.03%	1.27%	1.03%
Ratio of expenses to average net assets excluding expense waiver	0.87%[1][2]	0.89%[2]	0.91%[2]	0.92%[3]	0.94%[3]	0.97%[3]
Ratio of net investment income to average net assets excluding expense waiver	1.47%[1][2]	0.81%[2]	1.75%[2]	1.03%[3]	1.27%[3]	1.03%[3]
Portfolio turnover rate	103%	110%	118%	116%	72%	206%

(1) Annualized.
(2) The Fund's waiver provides no impact to the ratios due to rounding.
(3) There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

Notes to Financial Statements

December 31, 2008
(In Thousands, Except Where Otherwise Noted)   *(Unaudited)*

1. SIGNIFICANT ACCOUNTING POLICIES

Waddell & Reed Advisors Asset Strategy Fund, Inc. (the Fund) is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. Its investment objective is to provide a high total return over the long term.

The Fund offers Class A, Class B, Class C and Class Y shares. Class A shares are sold at their offering price, which is normally net asset value plus a front-end sales charge. Class B and Class C shares are sold without a front-end sales charge but may be subject to a contingent deferred sales charge (CDSC). Class Y shares are sold to certain institutional investors without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Earnings, net assets and net asset value per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, B, and C have separate distribution and/or service plans. No such plan has been adopted for Class Y shares. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

The following is a summary of significant accounting policies consistently followed by the Fund.

Securities Valuation. The Fund calculates the net asset value of its shares as of the close of the New York Stock Exchange (the NYSE), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. Over-the-counter securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices. Security prices are based on quotes that are obtained from an independent pricing service approved by the Board of Directors.

To determine values of fixed-income securities, the independent pricing service takes into consideration such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities which cannot be valued by the independent pricing service are valued using valuations obtained from dealers that make markets in the securities.

Options and swaps are valued by the independent pricing service unless the price is unavailable, in which case they are valued at the mean between the last bid and asked price. Futures contracts traded on an exchange are generally valued at the settlement price. Mutual funds are valued at the net asset value at the close of each business day.

Short-term securities are valued on the basis of amortized cost (which approximates market value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Because many foreign markets close before the U.S. markets, events may occur between the close of the foreign market and the close of the U.S. markets that could have a material impact on the valuation of foreign securities. The Fund, under the supervision of the Board of Directors, evaluates the impacts of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the U.S. markets.

In addition, all securities for which market values are not readily available or deemed unreliable are appraised at fair value as determined in good faith under the direction of the Board of Directors.

As of December 31, 2008, the fund had aggregate investments valued at fair market value of $281,684 representing 11.68% of net assets.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Foreign Currency Translation. The Fund's accounting records are maintained in U.S. dollars. The values of securities denominated in foreign currencies and amounts related to the purchase and sale of foreign securities and foreign investment income are translated into U.S. dollars as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading. Foreign exchange rates are valued primarily using an independent pricing service authorized by the Board of Directors.

All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. The Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

Repurchase agreements. The Fund may purchase securities subject to repurchase agreements, which are instruments under which the Fund purchases a security and the seller (normally a commercial bank or broker-dealer) agrees, at the time of purchase, that it will repurchase the security at a specified time and price. Repurchase agreements are collateralized by the value of the resold securities which, during the entire period of the agreement, generally remains at least equal to the value of the loan, including accrued interest thereon. The collateral for the repurchase agreement is held by a custodian bank.

Investments with Off-Balance Sheet Risk. The Fund may enter into financial instrument transactions (such as swaps, futures, written options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected in the Statement of Assets and Liabilities.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Federal Taxes. It is the Fund's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. During the current fiscal year, the Fund instituted the provisions of Financial Accounting Standards Board No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). As required by FIN 48, management of the Fund periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of December 31, 2008, management believes that under this standard no liability for unrecognized tax positions is required. The Fund is subject to examination by U.S. federal and state authorities for returns filed for years after 2004.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by the Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America.

Custodian Fees. "Custodian fees" in the Statement of Operations may include interest expense incurred by the Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. The Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by the Fund, at a rate equal to the Federal Funds Rate plus 0.50%. The "Earnings credit" line item, if applicable, represents earnings on cash balances maintained by the Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Indemnifications. The Fund's organizational documents provide current and former directors and officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Fund. In the normal course of business, the Fund may also enter into contracts that provide general indemnifications. The Fund's maximum exposure under these arrangements is unknown as this would be dependent on future claims that may be made against the Fund. The risk of material loss from such claims is considered remote.

Concentration of Risk. The Fund may have a significant investment in international securities. International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, investment and repatriation restrictions, and limited and less reliable investor information.

Recent Accounting Pronouncements. In March 2008, FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133" (SFAS 161). SFAS 161 amends and expands disclosures about derivative instruments and hedging activities. SFAS 161 requires qualitative disclosures about the objectives and strategies of derivative instruments, quantitative disclosures about the fair value amounts of and gains and losses on derivative instruments, and disclosures of credit-risk-related contingent features in hedging activities. SFAS 161 is effective for fiscal years beginning after November 15, 2008. The Fund will institute SFAS 161 during the fiscal year ending June 30, 2010 and its potential impact, if any, on the financial statements is currently being assessed by management.

Other. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

2. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS

Management Fees. Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Fund's investment manager. The Fund pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. Until September 30, 2006, the fee was payable by the Fund at the annual rates of: 0.70% of net assets up to $1 billion, 0.65% of net assets over $1 billion and up to $2 billion, 0.60% of net assets over $2 billion and up to $3 billion, and 0.55% of net assets over $3 billion. Effective October 1, 2006, under terms of a settlement agreement reached in July 2006 (see Note 12), the fee is as follows: 0.69% of net assets up to $1 billion, 0.65% of net assets over $1 billion and up to $2 billion, 0.60% of net assets over $2 billion and up to $3 billion, and 0.55% of net assets over $3 billion. During the six-month period ended December 31, 2008, the amount waived was $50.

Accounting Services Fees. The Fund has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), an indirect subsidiary of WDR. Under the agreement, WRSCO acts as the agent in providing bookkeeping and accounting services and assistance to the Fund, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, the Fund pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee

Average Net Asset Level (in millions)	Annual Fee Rate for Each Level
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11.5
From $ 25 to $ 50	$ 23.1
From $ 50 to $ 100	$ 35.5
From $ 100 to $ 200	$ 48.4
From $ 200 to $ 350	$ 63.2
From $ 350 to $ 550	$ 82.5
From $ 550 to $ 750	$ 96.3
From $ 750 to $1,000	$ 121.6
$1,000 and Over	$ 148.5

In addition, for each class of shares in excess of one, the Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Administrative Fee. The Fund also pays monthly a fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee may be voluntarily waived until a Fund's net assets are at least $10 million.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Fund and WRSCO, with respect to Class A, Class B and Class C shares, for each shareholder account that was in existence at any time during the prior month the Fund pays a monthly fee of $1.5792. For Class Y shares, the Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. The Fund also reimburses WRSCO for certain out-of-pocket costs for all classes.

Non-networked accounts. Effective September 1, 2006, the Shareholder Servicing Agreement with respect to Class A, Class B and Class C shares was revised so that the Fund pays WRSCO an annual fee (payable monthly) for each account of the Fund that is non-networked and is as shown above; however, WRSCO has agreed to reduce that fee if the number of total shareholders accounts within the Complex (Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios, Inc., Ivy Funds and Ivy Funds, Inc.) reaches certain levels.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WRSCO has agreed to reduce its per account fees charged to the Fund to $0.50 per month per shareholder account. Additional fees may be paid by the Fund to those intermediaries.

Broker accounts. Certain broker-dealers maintain shareholder accounts with the Fund through an omnibus account and provide transfer agent and other shareholder-related services that would otherwise be provided by WRSCO if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. The Fund, or WRIMCO (including any affiliate of WRIMCO) or both, may pay such broker-dealers a per account fee for each open account within the omnibus account, or a fixed rate (e.g., 0.35%) fee, based on the average daily net asset value of the omnibus account (or a combination thereof).

Distribution and Service Plan for Class A Shares. Under a Distribution and Service Plan for Class A shares adopted by the Fund pursuant to Rule 12b–1 under the Investment Company Act of 1940, the Fund may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Distribution and Service Plan for Class B and Class C Shares. Under the Distribution and Service Plan adopted by the Fund for Class B shares and Class C shares, respectively, the Fund may pay W&R a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets attributable to that class to compensate W&R for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Sales Charges. As principal underwriter for the Fund's shares, W&R received gross sales commissions for Class A shares (which are not an expense of the Fund) of $4,458. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and paid to W&R. During the six-month period ended December 31, 2008, W&R received $12, $63 and $20 in CDSC for Class A, Class B and Class C shares, respectively. With respect to Class A, Class B and Class C shares, W&R paid sales commissions of $2,734 and all expenses in connection with the sale of Fund shares, except for registration fees and related expenses.

Compensation to Directors. During the six-month period ended December 31, 2008, the Fund paid Directors' regular compensation of $71, which is included in other expenses.

3. INVESTMENT VALUATIONS

The Fund has adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No.157, Fair Value Measurements (FAS 157). In accordance with FAS 157, fair value is defined as the price that the Fund would receive upon selling an asset or paying to transfer a liability in an orderly transaction between market participants at the measurement date. FAS 157 also establishes a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The Fund's investment in its entirety is assigned a level based upon the observability of the inputs which are significant to the overall valuation. The three-tier hierarchy of inputs is summarized below.

Level 1 - quoted prices in active markets for identical securities

Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 - significant unobservable inputs (including the Fund's own assumptions in determining the fair value of investments)

The following table summarizes the valuation of the Fund's investments by the above FAS 157 fair value hierarchy levels as of December 31, 2008.

	Investments	Other Financial Instruments+
Level One - Quoted Prices.	$1,019,850	$ 46
Level Two - Other Significant Observable Inputs	1,397,344	16,234
Level Three - Significant Unobservable Inputs	3,553	—
Total	$2,420,747	$16,280

The following tables are a reconciliation of Level 3 assets for which significant unobservable inputs were used to determine fair value:

	Investments	Other Financial Instruments+
Beginning balance 06-30-08	$13,304	$ —
Net realized gain (loss)	(5,602)	—
Net change in unrealized appreciation (depreciation) . .	(1,232)	—
Net purchases (sales)	5,602	—
Transfers in and/or out of Level 3	(8,519)	—
Ending Balance 12-31-08	$ 3,553	$ —
Net change in unrealized appreciation (depreciation) from investments still held as of 12-31-08	$ (1,232)	$ —

+Other financial instruments are derivative instruments not reflected in the schedule of investments, such as options, futures, forward currency contracts and swap contracts.

4. INVESTMENT SECURITIES TRANSACTIONS

Purchases of investment securities, other than U.S. government obligations, aggregated $2,335,517, while proceeds from maturities and sales of investment securities aggregated $2,067,731. Purchases of U.S. government securities aggregated $224,947, while proceeds from maturities and sales of U.S. government securities aggregated $363,068.

For Federal income tax purposes, cost of investments owned at December 31, 2008 was $2,494,838, resulting in net unrealized depreciation of $74,091, of which $68,376 related to appreciated securities and $142,467 related to depreciated securities.

5. FEDERAL INCOME TAX MATTERS

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the fiscal year ended June 30, 2008 and the related net capital losses and post-October activity were as follows:

Net ordinary income	$258,203
Distributed ordinary income	114,105
Undistributed ordinary income	187,170
Realized long-term capital gains	428,393
Distributed long-term capital gains	66,271
Undistributed long-term capital gains	428,393
Post-October losses deferred	2,393

Internal Revenue Code regulations permit the Fund to defer into its next fiscal year net capital losses or net long-term capital losses and net foreign currency losses incurred between each November 1 and the end of its fiscal year (post-October losses).

6. MULTICLASS OPERATIONS

Transactions in capital stock are summarized below:

	For the six months ended December 31, 2008	For the fiscal year ended June 30, 2008
Shares issued from sale of shares:		
Class A	33,271	74,248
Class B	1,055	2,382
Class C	1,346	3,150
Class Y	4,085	731
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	81,215	12,941
Class B	4,443	728
Class C	2,867	455
Class Y	1,205	72
Shares redeemed:		
Class A	(50,180)	(30,948)
Class B	(3,023)	(2,609)
Class C	(2,929)	(2,082)
Class Y	(2,129)	(175)
Increase in outstanding capital shares	71,226	58,893

(Continued)	For the six months ended December 31, 2008	For the fiscal year ended June 30, 2008
Value issued from sale of shares:		
Class A	$338,506	$917,077
Class B	10,641	29,084
Class C	13,900	38,520
Class Y	48,482	9,124
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	547,395	161,070
Class B	29,500	9,075
Class C	19,066	5,672
Class Y	8,147	892
Value redeemed:		
Class A	(472,319)	(379,609)
Class B	(29,363)	(31,696)
Class C	(27,974)	(25,319)
Class Y	(23,160)	(2,102)
Increase in outstanding capital	$462,821	$731,788

7. OPTIONS

Options purchased by the Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When the Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. The current market value of an option is the last sales price on the principal exchange on which the option is traded or, in the absence of transactions, the mean between the bid and asked prices or a value supplied by a broker-dealer. When an option expires on its stipulated expiration date or the Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether the Fund has realized a gain or loss. When a written put option is exercised, the cost basis of the securities purchased by the Fund is reduced by the amount of the premium received.

Transactions in written call options were as follows:

	Number of Contracts	Premium Received
Outstanding at June 30, 2008	—	$ —
Options written	112	65,324
Options terminated in closing purchase transactions	(112)	(65,324)
Options exercised	—	—
Options expired	—	—
Outstanding at December 31, 2008	—	$ —

8. FUTURES

No price is paid upon entering into a futures contract. Instead, upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount of cash or liquid securities equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index. These changes in the variation margins are recorded by the Fund as unrealized gains or losses. Upon the closing of the contract, the cumulative net change in the variation margin is recorded as realized gain or loss. The Fund uses futures to attempt to reduce the overall risk of its investments.

9. COMMITMENT

In connection with the Fund's investment in Vietnam Azalea Fund Limited (VAF), the Fund is contractually committed to provide additional capital of up to $4,620 if and when VAF requests such contributions or draw downs. The total commitment is limited to $11,000. At December 31, 2008, the Fund had made a total contribution of $6,380. No public market currently exists for the shares of VAF nor are the shares listed on any securities exchange. VAF intends to become listed within one year after the final commitment has been drawn down.

10. AFFILIATED COMPANY TRANSACTIONS

A summary of the affiliated company transactions during the six-month period ended December 31, 2008 follows:

	6-30-08 Share Balance	Purchase Cost	Sales Cost	Realized Gain/(Loss)	Distributions Earned	12-31-08 Share Balance	12-31-08 Market Value
Vietnam Azalea Fund Limited[1]	1,100	$ —	$ —	$ —	$ —	1,100	$3,553

(1)Non-income producing during the period.

11. SWAPS

The Fund may invest in swap agreements, which are agreements to exchange the return generated by one instrument for the return generated by another instrument. The Fund may enter into credit default, total return, variance and other swap agreements to: 1) preserve a return or a spread on a particular investment or portion of its portfolio; 2) to protect against any increase in the price of securities the Fund anticipates purchasing at a later date; or 3) to attempt to enhance yield.

Credit default swaps involve the exchange of a fixed rate premium for protection against the loss in value of an underlying security in the event of a defined credit event, such as payment default or bankruptcy. Under a credit default swap one party acts as a guarantor by receiving the fixed periodic payment in exchange for the commitment to purchase the underlying security at par if the defined credit event occurs. The Fund may enter into credit default swaps in which either it or its counterparty act as the guarantor.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

Variance swaps involve a contract in which two parties agree to exchange cash flows based on the measured variance of a specified underlying security or index during a certain time period. On the trade date, the two parties agree on the strike price of the contract (the reference level against which cash flows are exchanged), as well as the number of units in the transaction and the length of the contract. Like an option contract, the value of a variance swap is influenced by both realized and implied volatility, as well as the passage of time. The Fund may enter into variance swaps to manage volatility risk.

The creditworthiness of firms with which the Fund enters into a swap agreement is monitored by WRIMCO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction.

Swaps are marked-to-market daily based on valuations provided by a pricing vendor or a broker-dealer. Changes in value are recorded as unrealized appreciation (depreciation) in the Statement of Operations. Collateral, in the form of cash or securities, may be required to be held in segregated accounts with the custodian or counterparty. Payments received or made at the beginning of the measurement period are reflected as such on the Statement of Assets and Liabilities. These upfront payments, as well as any periodic payments, are recorded as realized gain or loss in the Statement of Operations. Gains or losses may be realized upon termination of the swap agreement.

Entering into swap agreements involves certain risks. Among these are possible failure of the counterparty to fulfill its obligations, possible lack of liquidity, and unfavorable changes in interest rates or underlying investments.

12. REGULATORY AND LITIGATION MATTERS

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by certain of the Waddell & Reed Advisors Funds and certain of the Ivy Funds Variable Insurance Portfolios, Inc. (formerly W&R Target Funds, Inc.) (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment

management fee-related disclosures to Fund shareholders. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, requires Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

In addition, pursuant to the terms of agreement in the dismissal of separate litigation, Waddell & Reed has also agreed to extend the reduction in the aggregate investment management fees paid by the Funds, as described above, for an additional five years.

13. SUBSEQUENT EVENT

On December 12, 2008, a special shareholder meeting for the Fund was held to approve a proposed Agreement and Plan of Reorganization and Termination, pursuant to which the Fund would be reorganized into a corresponding series of a newly established Delaware statutory trust to be named Waddell & Reed Advisors Funds. On January 30, 2009, that reorganization took place.

Renewal of Investment Management Agreement for Waddell & Reed Advisors Asset Strategy Fund, Inc.

At its meeting on August 11, 12 and 13, 2008, the Fund's Board of Directors, including all of the Disinterested Directors, considered and approved the continuance of the existing Investment Management Agreement ("Management Agreement") between WRIMCO and the Fund with respect to the Fund. The Disinterested Directors were assisted in their review by independent legal counsel and met with such counsel separately from representatives of WRIMCO. The Disinterested Directors also received and considered a memorandum from their independent legal counsel regarding the Disinterested Directors' responsibilities in evaluating the Management Agreement. This memorandum explained the regulatory requirements pertaining to the Disinterested Directors' evaluation of the Management Agreement. In addition, the Disinterested Directors engaged an independent fee consultant whose responsibilities included managing the process by which the proposed management fees under the Management Agreement were negotiated with WRIMCO.

Prior to the Board meeting, independent legal counsel sent to WRIMCO a request for information to be provided to the Directors in connection with their consideration of the continuance of the Management Agreement. WRIMCO provided materials to the Directors that included responses to the request letter and other information WRIMCO believed was useful in evaluating the continuation of the Management Agreement. Thereafter, independent legal counsel sent to WRIMCO a supplemental request for certain additional information, and WRIMCO provided additional information in response to this request. The Directors also received reports prepared by an independent third party, Lipper Inc. ("Lipper"), relating to the Fund's performance and expenses compared to the performance of the universe of comparable mutual funds selected by Lipper (the "Performance Universe") and to the expenses of a peer group of comparable funds selected by Lipper (the "Peer Group"), respectively. Further, the Directors received a written evaluation from the independent fee consultant, a summary of which is included in this Semiannual Report. At their meeting, the Directors received a presentation from representatives of WRIMCO regarding services provided by it and its affiliates (collectively, "W&R") to the Fund. In addition, during the course of the year, WRIMCO had provided information relevant to the Directors' consideration of the continuance of the Management Agreement.

Nature, Extent and Quality of Services Provided to the Fund

The Directors considered the nature, extent and quality of the services provided to the Fund pursuant to the Management Agreement and also the overall fairness of the Management Agreement.

The Directors considered WRIMCO's research and portfolio management capabilities and that W&R also provides oversight of day-to-day fund operations, including but not limited to fund accounting and administration and assistance in meeting legal and regulatory requirements. The Directors also considered WRIMCO's practices regarding the selection and compensation of brokers and dealers that execute portfolio transactions for the Fund, those brokers' and dealers' provision of brokerage and research services to WRIMCO, and the benefits derived by the other funds in the Advisors Fund Complex and by other clients of WRIMCO from such services. The Directors also considered the favorable history, reputation, qualification and background of WRIMCO and W&R's extensive administrative, accounting and compliance infrastructure.

Fund Performance, Management Fee and Expense Ratio. The Directors considered the Fund's performance, both on an absolute basis and in relation to the performance of its Performance Universe. The Fund's performance was also compared to relevant market indices and to a Lipper index, as applicable.

The Directors considered the management fees and total expenses of the Fund and also considered the Fund's management fees and total expenses in relation to the management fees and total expenses, respectively, of its Peer Group. The Directors' review also included consideration of the Fund's management fees at various asset levels, which reflected breakpoints in the management fee structure, and average account size information. In addition, the Directors considered the investment management fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds managed by WRIMCO (or its affiliate) with a similar investment objective and similar investment policies and strategies as the Fund ("Similar Funds"). The Directors also considered the subadvisory fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds advised by WRIMCO (or its affiliate), as well as the management fees, if any, paid by other client accounts managed by WRIMCO (or its affiliate), with a similar investment objective and similar investment policies and strategies as the Fund ("Other Accounts").

The Directors considered that the Fund's total return performance was higher than the Performance Universe median and the Lipper index for the one-, three-, five-, seven-, and ten-year periods.

The Directors considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee and overall expense ratio were higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis and that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were higher than the Peer Group median. The Directors considered the transfer agency fee reduction that became effective September 1, 2006. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the asset-weighted average for its Peer Group.

The Directors also considered that the Similar Funds had advisory fee schedules that were the same as or higher than the Fund's advisory fee schedule and that there were no Other Accounts. The Directors considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the Fund's management fee.

Profitability and Economies of Scale

The Directors also considered that the Fund's management fee structure includes breakpoints that provide for a reduction of payments to reflect anticipated economies of scale. The Directors also considered the management fee rate reductions that became effective October 1, 2006, for the Fund and certain other funds in the Advisors Fund Complex, and the anticipated impact of the fee rate reduction for the Fund on its investment management fees and overall expense ratio. In concluding that the benefits accruing to WRIMCO and its affiliates by virtue of their relationship to the Fund were reasonable in comparison with the costs of providing the investment management services and the benefits accruing to the Fund, the Directors considered specific data as to WRIMCO's profit with respect to the Fund for a recent period. The Directors also considered WRIMCO's methodology for determining this data. In addition, the Directors considered the soft dollar arrangements with respect to the Fund's portfolio transactions.

In determining whether to approve the proposed continuance of the Management Agreement, the Directors considered the best interests of the Fund and the overall fairness of the proposed Management Agreement. The Directors considered the following factors to be of primary importance to their approval of the continuance of the Fund's Management Agreement, without any one factor being dispositive:

- the performance of the Fund compared with the average performance of its Performance Universe and with relevant indices;
- the Fund's investment management fees and total expenses compared with the management fees and total expenses of the Peer Group;
- the existence or appropriateness of breakpoints in the Fund's management fees;
- the cost/profitability to WRIMCO and any actual or anticipated economies of scale in relation to the services it provides to the Fund;
- the other benefits that accrue to WRIMCO as a result of its relationship to the Fund; and
- the favorable history, reputation, qualification and background of WRIMCO as well as the qualifications of its personnel.

Based on the discussions, considerations and information described generally above, including the evaluation provided by the independent fee consultant, the Board determined that the Fund's Management Agreement is fair and reasonable and that continuance of the Management Agreement is in the best interests of the Fund. In reaching these determinations, the Board concluded that: the nature, extent and quality of the services provided by WRIMCO for the Fund are adequate and appropriate; the performance of the Fund was satisfactory; it retained confidence in WRIMCO's overall ability to manage the Fund; and the management fee paid to WRIMCO is reasonable in light of comparative management fee information, the breakpoints in the proposed management fee for the Fund, the services provided by WRIMCO, the costs of the services provided, and the profits realized and other benefits likely to be derived by WRIMCO from its relationship with the Fund.

The Disinterested Directors of Waddell & Reed Advisors Funds, Ivy Funds Variable Insurance Portfolios, Inc.[1] and Waddell & Reed InvestEd Portfolios, Inc. (the "Funds") have appointed an independent fee consultant. Below is a summary of the written fee evaluation of such consultant for the most recent year.

Summary

Pursuant to the Assurance of Discontinuance between Waddell & Reed, Inc., Waddell & Reed Investment Management Company ("WRIMCO") and Waddell & Reed Services Company ("WRSCO") (collectively, "Waddell") and the Office of the New York Attorney General dated July 10, 2006 ("AOD"), the Disinterested Directors of each Fund's Board appointed an Independent Fee Consultant ("IFC") to manage the process by which proposed management fees paid by the Funds to WRIMCO are negotiated. The IFC does not replace the Directors in negotiating management fees and does not substitute his or her judgment for that of the Directors about the reasonableness of the proposed fees.

In the IFC's 2008 written evaluation of the proposed management fees of the Funds ("Report"), the IFC addressed the following six factors:

1. The nature and quality of Waddell's services, including Fund performance

2. Management fees (including any components thereof) charged by other mutual fund companies for like services

3. Possible economies of scale as the Funds grow larger

4. Management fees (including any components thereof) charged to institutional and other clients of Waddell for like services

5. Costs to Waddell and its affiliates of supplying services pursuant to the management fee agreements, excluding any intra-corporate profit

6. Profit margins of Waddell and its affiliates from supplying such services

The following is a summary of the Report's discussion of the contract renewal process, related materials, and the IFC's findings.

Analysis of the Process

The Report noted that the Boards previously created the Special Compliance & Governance Committee ("Compliance Committee"), which is composed of Disinterested Directors and charged with the responsibility for certain work associated with the contract renewal process.

The Report stated that the contract renewal process includes a number of sequential steps by which the Disinterested Directors go about determining the reasonableness of the proposed management fees for the Funds in the context of their annual consideration of the proposed continuance of the Funds' respective investment management agreements with WRIMCO and the sub-advisory agreements with certain sub-advisors. The Report stated that the IFC participated throughout the contract renewal process.

The Disinterested Directors instructed independent legal counsel to the Disinterested Directors, K&L Gates LLP ("K&L Gates"), to prepare a letter requesting information from WRIMCO needed for the contract renewal process, which was provided. Lipper, Inc. ("Lipper") was asked to provide independently compiled comparative information about the Funds. The Report stated

---

1. Formerly, W&R Target Funds, Inc.

that Lipper selected the peer group with input from WRIMCO to ensure that Lipper understood the investment and distribution intricacies of the Funds and that the IFC observed and concurred in the selection.

The Report noted that the Compliance Committee met with the IFC and K&L Gates to discuss the information provided by WRIMCO and Lipper and to determine whether to request any additional information from WRIMCO prior to the August Disinterested Directors and Board meetings. At the Compliance Committee's direction, K&L Gates sent a supplemental request to WRIMCO for certain additional information, which was provided prior to the Disinterested Directors' August 2008 meetings.

Analysis of Materials

Materials refer to the informational materials that were prepared by Waddell and Lipper in response to the data requested by the Disinterested Directors through the Compliance Committee and K&L Gates. The IFC reviewed the information produced and found it to be responsive to the requests by the Disinterested Directors. He also reviewed certain other materials that he considered relevant.

The IFC used these materials to analyze trends and comparative information about the six factors listed above. The Report noted that, apart from these materials, the Disinterested Directors also received information throughout the year, some of which the IFC reviewed, that was also relevant to the contract renewal process.

(1) Nature and Quality of Services

In the Report, the IFC commented on the investment performance of the Funds. The performance data for these comparisons were drawn from the Lipper materials. Performance information was based on March 31, 2008 data, and references in the Report to 1-, 3- and 5-year periods referred to the periods ended on March 31, 2008.

The Report stated that the IFC's experience is that fund directors should focus on longer-term performance during the contract renewal process (though they may choose to focus on shorter-term performance for other purposes). Accordingly, the Report concentrated on 3-year performance in comparison to the "performance universe," rather than on the more limited "performance group," because, in the IFC's experience, fund investors are more typically concerned with the objective and style of management than the size of the fund. The Report recommended that the Disinterested Directors focus on a 3-year view of investment performance for the purposes of contract renewal, because it is long enough to reflect most market cycles and short enough to be relevant to the holding period for many mutual fund shareholders.

The Report stated that, overall, the Funds reflect strong and improving performance in the 1-, 3- and 5-year periods. The collective (Advisors Funds, Ivy VIP Funds and InvestEd Portfolios together) 5-year performance has 50% of the Funds in the first two quintiles of their performance universe and 3% in the 5th quintile. The 3-year figures improve to 65% of the Funds in the first two quintiles and 8% in the 5th quintile, and the 1-year figures reflect similar performance with 64% in the first two quintiles and 5% in the 5th quintile. Emphasizing the improvement, the Report noted that the 1-year short-term performance has only 7% of the Funds in the combined 4th and 5th quintiles, a decrease from 18% in the 3-year performance, and 31% in the 5-year performance periods.

Although the IFC found that the Funds have strong performance, it also noted that certain Funds have experienced either continuing or recent challenges. The IFC suggested that the Disinterested Directors request additional information from WRIMCO regarding certain Funds. The Disinterested Directors reviewed the information provided by WRIMCO.

The Report suggested that, if a Fund consistently demonstrates poor performance, higher than average expenses, or a combination of both, it may be appropriate for the Disinterested Directors to consider taking affirmative action. Possible actions cited by the Report include requesting more frequent reports, WRIMCO's providing more research support, WRIMCO's providing more portfolio management capability, seeking an outside sub-advisor, or requesting a voluntary fee waiver. The IFC did not identify any individual Funds that required this attention at this time.

The Report noted that, with respect to services provided by WRIMCO affiliates, WRSCO maintained internal statistics to track shareholder service quality, which showed marked improvement in 2008, and also retained Dalbar, Inc. to provide an independent quality assessment. WRSCO scored either very good or excellent in all categories evaluated by Dalbar.

(2) Fund Fees

The Report stated that information for this metric is drawn from the Lipper analysis and is compared with a peer group for each Fund. The Report noted that the majority of Funds have management fees above the median of their peer groups. It concluded that, overall, more Funds have improved their comparative ranking of actual management fees in 2008 than declined.

The Report also noted that, in general, the Funds have higher total expenses than the peer group and that this is often caused by non-management fees. The Report noted that a number of Advisors Funds have smaller average account sizes relative to the general mutual fund industry and commented on the impact of such account sizes on the Funds' non-management expenses. The Report also noted the Disinterested Directors' prior discussions regarding possible means of addressing this impact and their continuing attention to this matter.

(3) Possible Economies of Scale

The Report noted that economies of scale occur when assets grow and a fund's fixed costs are spread over a larger asset base. The Report also pointed out that fund managers usually share economies of scale by implementing breakpoints, or scale-downs, in the structure of the management fee. As a general rule, fund directors establish breakpoints prospectively at an asset level beyond the current asset level so that shareholders benefit from future asset growth. Lipper provided the Disinterested Directors with a comprehensive listing of breakpoints in the Funds and compared the Funds' and peer groups' effective fees at uniform asset levels.

The IFC found that the Funds, except for Waddell & Reed Advisors Cash Management and Ivy VIP Money Market Fund, already have breakpoints in place and that these breakpoints appear adequate in providing economies of scale. However, the IFC suggested that the Disinterested Directors review the current breakpoint structure of certain Funds to determine whether an adjustment might be needed. The Disinterested Directors did so and determined that the current breakpoint structure of the Funds is appropriate.

(4) Management Fees for Comparable and Alternative Products

The Report noted that the Advisors and Ivy VIP Funds have Funds with similar investment styles and therefore anticipated comparable management fees. The Report stated that management fee variances can be explained with the larger average asset size of the Advisors Funds, causing some of the Funds to reach breakpoints and reductions in management fees, or Funds that have remaining waivers. The Report further stated that, although their management fees are comparable, the Advisors Fund total expense ratio is on average higher than the comparable Ivy VIP Fund total expense ratio because of the shareholder service expenses of the Advisors Fund.

The Report noted that WRIMCO manages money for different types of clients besides mutual funds. These include corporate and municipal pension funds and investment pools for wealthy individuals (collectively, "separate accounts"). Several of these separate accounts are managed with the same investment objective and in the same style as some of the Advisors and Ivy VIP

Funds. In most cases, the data provided by WRIMCO show that net management fees for the Funds are higher than that of the equivalent separate accounts. WRIMCO has explained these differences by reference to the different type of responsibilities borne by WRIMCO as a mutual fund manager and as a separate account manager. The IFC found these differences reasonable.

(5) Costs to Waddell and its Affiliates of Supplying Services

The Report pointed out that an important component of the profit margin analysis involves ensuring that advisor's allocation procedures are reasonable and consistent from year to year. WRIMCO uses multiple methodologies for allocation including assets, revenue, time, and square footage. The Report found that the bases of allocation have remained consistent over the past several years and that the allocation methodologies are reasonable.

(6) Profit Margins from Supplying Management Services

The Report noted that the disinterested directors of mutual funds are required to assess that the profitability of the advisory contracts to the advisor is not excessive. In connection with the Fund-by-Fund profitability review, WRIMCO provided an analysis of the profitability of each Fund. The IFC did not find the profit margins excessive.

The Report also noted that disinterested directors often review the overall profitability of the investment management company. Lipper provided benchmarks against which to evaluate the overall profitability of Waddell and other public companies in the investment business. The Report found that this analysis places Waddell near the median of Lipper peers.

***

The Report stated that the IFC monitored the process, reviewed the materials, and reached the following conclusions:

- The contract renewal process conducted under the supervision of the Disinterested Directors has been careful, deliberate, and conscientious.
- The materials were prepared without bias and in sufficient detail to facilitate meaningful decisions by the Disinterested Directors and the full Boards.
- The discussion which took place leading up to and at the Disinterested Directors and Board meetings was substantive and conducted in accordance with the best interests of the shareholders of the Funds.

Shareholder Meeting Results

On December 12, 2008, a special shareholder meeting (Meeting) for Waddell & Reed Advisors Asset Strategy Fund, Inc. (Fund) was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas, 66202. The Meeting was held for the following purpose (and with the following results):

Proposal 1: To elect thirteen Directors for the Fund.

Michael L. Avery

For	Against
206,828,963.071	5,529,329.621

Jarold W. Boettcher

For	Against
206,836,044.315	5,522,248.377

James M. Concannon

For	Against
206,938,243.450	5,420,049.242

John A. Dillingham

For	Against
206,790,992.096	5,567,300.596

David P. Gardner

For	Against
206,703,007.694	5,655,284.998

Joseph Harroz, Jr.

For	Against
206,792,024.799	5,566,267.893

John F. Hayes

For	Against
206,146,390.838	6,211,901.854

Robert L. Hechler

For	Against
205,520,695.169	6,837,597.523

Albert W. Herman

For	Against
206,810,459.934	5,547,832.758

Henry J. Herrmann

For	Against
206,818,927.995	5,539,364.697

Glendon E. Johnson, Sr.

For	Against
206,448,332.979	5,909,959.713

Frank J. Ross, Jr.

For	Against
206,898,942.428	5,459,350.264

Eleanor B. Schwartz

For	Against
206,674,429.992	5,683,862.700

Proposal 2: To approve for the Fund a proposed Agreement and Plan of Reorganization and Termination, pursuant to which the Fund would be reorganized into a corresponding series of a newly established Delaware statutory trust, to be named Waddell & Reed Advisors Funds.

For	Against	Abstain
196,167,598.150	4,365,004.175	6,534,354.251

On January 30, 2009, the Fund was reorganized as a series of Waddell & Reed Advisors Funds, a Delaware statutory trust.

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Group of Mutual Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Fund's Form N-Q. This form may be obtained in the following ways:

■ On the SEC's website at www.sec.gov.
■ For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
■ On Waddell & Reed's website at www.waddell.com.

To All Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. The Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed financial advisor or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

The Waddell & Reed Advisors Funds Family

Global/International Funds

    Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds

    Waddell & Reed Advisors Accumulative Fund

    Waddell & Reed Advisors Core Investment Fund

    Waddell & Reed Advisors Dividend Opportunities Fund

    Waddell & Reed Advisors New Concepts Fund

    Waddell & Reed Advisors Small Cap Fund

    Waddell & Reed Advisors Tax-Managed Equity Fund

    Waddell & Reed Advisors Value Fund

    Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds

    Waddell & Reed Advisors Bond Fund

    Waddell & Reed Advisors Global Bond Fund

    Waddell & Reed Advisors Government Securities Fund

    Waddell & Reed Advisors High Income Fund

    Waddell & Reed Advisors Municipal Bond Fund

    Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds

    Waddell & Reed Advisors Cash Management

Specialty Funds

    Waddell & Reed Advisors Asset Strategy Fund

    Waddell & Reed Advisors Continental Income Fund

    Waddell & Reed Advisors Energy Fund

    Waddell & Reed Advisors Retirement Shares

    Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.

www.waddell.com



WADDELL
&REED
Advisors Funds

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

Waddell & Reed, Inc.

NUR1017SA (12–08)